

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2020

Michael MacDougall
President
TPG Pace Beneficial Finance Corp.
301 Commerce St.
Suite 3300
Fort Worth, TX 76102

> **Re: TPG Pace Beneficial Finance Corp.**
> **Amendment No. 1 to Form S-1**
> **Filed September 24, 2020**
> **File No. 333-248595**

Dear Mr. MacDougall:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1

Use of Proceeds, page 82

1.   We note new disclosure under "Certain Relationships ..." on page 151 that your affiliate, TPG Capital BD, LLC, is acting as your financial advisor and will receive a customary fee. Please disclose the amount that you will pay to TPG Capital from proceeds of the offering and private placement warrants in the Use of Proceeds section. Please also file any related agreement as an exhibit to the registration statement, and disclose what makes TPG Capital "independent," elaborate on the nature of its services, and disclose the amount of the fee in your disclosure on page 151.

General

2.   We note disclosure throughout your prospectus that in connection with the original and additional forward purchase agreements, you have agreed "in certain circumstances" to issue to the forward transferees and the additional forward purchasers, in addition to the forward purchase securities or additional forward purchase securities, "an additional number of Class A ordinary shares." Please disclose the circumstances in which you would issue these additional shares, the number of shares you would issue, and the consideration to be paid by the forward transferees or additional forward purchasers.

    You may contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Alexander D. Lynch, Esq.